EXHIBIT 4
July 18, 2007
Mr. Timothy Hoeksema
Chairman and CEO
Midwest Air Group Inc.
6744 South Howell Avenue
Oak Creek, WI 53154
Dear Tim,
As we indicated to you in our letter of July 11, we believe a failure to negotiate with AirTran is a serious breach of fiduciary responsibility. We have reviewed the materials that were disclosed about the meeting that took place between AirTran and Midwest executives on Monday, and again call upon the board to immediately engage with AirTran.
We have seen various reports regarding the meeting and note that the board has not yet made a statement of any kind. We were surprised and somewhat disturbed, therefore, to see various statements to the press from management indicating that “nothing’s changed as far as our board is concerned”1 and that “essentially the status quo remains in place.”2 These were contradicted by commentary from AirTran indicating that the board asked “thoughtful questions” and was “interested” in the proposal.
Given these conflicting accounts of the meeting, we are concerned that there is a disconnect between the goals of Midwest’s board and its management. Accordingly, we believe it is important for the board to speak directly with shareholders regarding the meeting and the transaction in general and without any spin from management.
Sincerely,
Richard Hurowitz
Chief Executive Officer
cc: Board of Directors

1 “Midwest says board unmoved by AirTran’s Merger Pitch,” Bloomberg, quoting Carol Skornika, July 16, 2007
2 “AirTran execs hope merger with Midwest will fly soon,” The Orlando Sentinel, quoting Carol Skornika, July 17, 2007